Exhibit 99.3
COMMENTS BY SHAREHOLDERS’ AUDITORS FOR U.S. READERS
ON CANADA – U.S. REPORTING DIFFERENCES
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s consolidated financial statements, such as the changes described in note 1 (a), note 2 (b) and note 24 (f) to the consolidated financial statements. Our report to the shareholders dated February 22, 2006, except as to notes 1, 24 and 25, which are as of September 13, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
/s/ KPMG llp
Chartered Accountants
Toronto, Canada
September 13, 2006